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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic State Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Avon Road
(No. and Street)

Larchmont	New York	10538
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Weston — (914) 643 2253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metis Group Certified Public Accountants LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza - Suite 1800	New York	New York	10122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic State Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[none]

Signature

Member; FinOp

Title

Notary Public 2/27/2012

DONALD GOLDSMITH
Notary Public, State of New York
No. 01GO5021034
Qualified in Westchester County
Commission Expires Dec. 6, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METis group LLC

CERTIFIED PUBLIC ACCOUNTANTS

Atlantic State Partners, LLC

Statement of Financial Condition

With Independent Auditor's Report
As of December 31, 2011

METIS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOCA RATON, FL

Independent Auditors' Report

To the Members of
Atlantic State Partners, LLC
Larchmont, New York

We have audited the accompanying statement of financial condition of Atlantic State Partners, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlantic State Partners, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 27, 2012

Atlantic State Partners, LLC

Contents

Atlantic State Partners, LLC

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash and cash equivalents	$	19,799
Accounts receivable, net		14,525
Prepaid expenses		16,613
TOTAL ASSETS	$	50,937
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Accrued expenses	$	6,826
TOTAL LIABILITIES		6,826
MEMBERS' CAPITAL		
Capital		44,111
MEMBERS' CAPITAL		44,111
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	50,937

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Business

Atlantic State Partners, LLC (the "Company") was organized as a limited liability company in the State of New York in 2007. The Company is a member of Financial Industry Regulatory Authority ("FINRA"), as a broker-dealer. The Company is subject to the relevant laws and regulations of the U.S. Securities and Exchange Commission (SEC) and FINRA. The Company's business is investment banking and ancillary advisory services.

The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company will not hold customer funds or safekeep customer securities. From inception till December 31, 2011, the company did not hold customer funds or safekeep customer securities, hence the company is in compliance with the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in bank accounts with one financial institution, which at times, may exceed federally insured limits. The Company does not consider the risk of any losses in such accounts to be significant.

Income Taxes
The limited liability company is not subject to income taxes since all taxable income and losses are passed through to members during their respective periods of ownership.

2. Significant Accounting Policies (cont'd)

Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Concentration and Credit Risks

68% of 2011 income came from one third party and the remainder of income from three third parties.

The Company maintains all of its cash balance at financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank through December 31, 2013. On January 1, 2014, the limits will revert back to the original value of $100,000 per depositor for all accounts except for IRAs and other certain retirement accounts (including IRAs) which remain at $250,000 per depositor. Cash in theses accounts at times is below $250,000.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (a)(2)(vi). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital was approximately $12,973, which was approximately $7,973 in excess of its minimum requirement of $5,000.